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                                                                    EXHIBIT 99.3

                        [Duff & Phelps, LLC Letterhead]


                                                          July 3, 2001


Board of Directors of Kaiser Ventures Inc.
3633 East Inland Empire Boulevard, Suite 850
Ontario, CA  91764

To the Board of Directors of Kaiser Ventures Inc.:

Duff & Phelps, LLC ("Duff & Phelps") has been engaged by Kaiser Ventures Inc. ("Kaiser" or the "Company"), as independent financial advisor to the Board of Directors of the Company, in connection with a contemplated transaction (the "Proposed Transaction") involving the payment of a cash consideration of up to $10 per share ("Cash Distribution") and the conversion of the remaining stub equity portion of the Company's common stock into an interest in a newly-formed limited liability company ("LLC"). Specifically, Duff & Phelps has been asked to provide an opinion (the "Opinion") as to 1) the fair market value of the net assets of Kaiser, on a controlling interest basis, immediately following the Cash Distribution and before such net assets are distributed to the shareholders of Kaiser in the form of Class A Units in the LLC; and 2) the fair market value of a single member interest in the LLC ("Class A Unit"), on a nonmarketable minority interest basis.

It is our understanding that the purpose of the valuation of the net assets of Kaiser on a controlling interest basis is to determine the corporate tax liability in the liquidation of Kaiser. It is further our understanding that the purpose of the valuation of the Class A Unit is to distribute information to the Company's shareholders for filing their Form 1099. Duff & Phelps has not been engaged to determine whether the Proposed Transaction is fair to the shareholders of Kaiser, and has no recommendation or opinion on that matter.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. Met with certain members of senior management of Kaiser at the Company's headquarters in Ontario, California, to discuss the history, financial condition, future prospects and projected performance of the Company, including its subsidiaries and investments;

2. Toured the West Valley Materials Recovery Facility and Transfer Station ("MRF") located in Ontario, California and the Company's property in Eagle Mountain, California, including the town site;

3. Reviewed Kaiser's annual reports and forms 10-K for the fiscal years ended December 31, 1999 and 2000, and form 10-Q for the quarter ended March 31, 2001, including the financial statements contained therein;

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Board of Directors
Kaiser Ventures Inc.
July 3, 2001
Page 2

4. Reviewed the West Valley MRF, LLC audited financial statements for the fiscal years 1997 through 2000;

5. Held discussions with Kaiser management regarding their detailed projections for the Company and the MRF;

6. Reviewed the minutes of the board of directors meetings for Kaiser in fiscal year 2000 and the January 16, 2001 board meeting;

7.  Reviewed the Kaiser Finance Committee report dated April 19, 2001;

8. Reviewed the report to the board of directors of the MRF titled "Proposal to Expand West Valley MRF & Transfer Station" dated November 1999;

9. Reviewed the Operation and Maintenance Agreement by and between the West Valley MRF, LLC and West Valley Recycling & Transfer, Inc. dated June, 1997;

10. Reviewed the Member Operating Agreement of West Valley MRF, LLC;

11. Reviewed the Agreement for Purchase and Sale of Real Property and Related Personal Property in Regard to the Eagle Mountain Sanitary Landfill Project and Joint Escrow Instructions between the County Sanitation District No. 2 of Los Angeles County and Mine Reclamation, LLC;

12. Reviewed the Operating Agreement for Mine Reclamation, LLC;

13. Reviewed the note receivable in the amount of $1,443,094 from McLeod Properties, Fontana LLC;

14. Reviewed the non-binding merger proposal from Integrated Water Resources, Inc. dated April 24, 2001;

15. Reviewed the historical trading price and volume of Kaiser common stock;

16. Reviewed miscellaneous SEC filings for Kaiser;

17. Reviewed other operating and financial information provided by management of Kaiser; and

18. Reviewed economic and industry information and conducted such studies, analyses and investigations as we deemed appropriate.

Our Opinion assumes the accuracy and completeness of the information provided to us. Duff & Phelps has not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and does not assume any responsibility with respect to it. With respect to the forecasts regarding the Company's future financial and operating results, Duff & Phelps has assumed, without independent verification or investigation, that such forecasts and pro forma information were prepared on bases reflecting the best currently available information, estimates and judgments of Kaiser management and that the assumptions underlying the forecasts and pro forma information were reasonable. Duff & Phelps has not

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Board of Directors
Kaiser Ventures Inc.
July 3, 2001
Page 3

made or obtained any independent evaluations or appraisals of Kaiser's assets or liabilities. Duff & Phelps has relied, without independent verification or investigation, on the financial statements and valuations provided by Kaiser management. Furthermore, we have assumed that there has been no material change in the assets, financial condition, business, or prospects of the Company since the date of the most recent financial statements made available to us. Industry information and data on comparable companies used as background for our analysis were obtained from regularly published sources. We did not independently verify the accuracy and completeness of the information obtained from published sources.

Conclusions
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Based on our analysis and relying upon the accuracy and completeness of all information provided to us, it is our preliminary opinion that the fair market value of the net assets of Kaiser, on a controlling interest basis, is
reasonably stated in the amount of $15.53million.   Furthermore, it is our
preliminary opinion that the fair market value of a Class A Unit is reasonably stated in the amount of $1.45 per member interest, on a fully diluted, nonmarketable minority interest basis.


                              Respectfully submitted,


                              /s/ Duff & Phelps, LLC
                              Duff & Phelps, LLC

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